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                                August 4, 2020

       P. Jeffrey Leck
       Chief Executive Officer
       Mallard Acquisition Corp.
       19701 Bethel Church Road, Suite 302
       Cornelius, NC 28031

                                                        Re: Mallard Acquisition
Corp.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 24,
2020
                                                            CIK No. 1805795

       Dear Mr. Leck:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form DRS/A submitted July 24, 2020

       General

   1. We note your risk factor disclosure, on page 49, that your exclusive forum provision will not apply to actions
arising under the Securities Act or Exchange Act. We further note, on page 111, your
disclosure stating that the federal district courts of the United States shall be the exclusive forum
for the resolution of any complaint asserting a cause of action arising under the
Securities Act. Please revise your prospectus accordingly. In addition, please ensure that the
exclusive forum provision in your Amended and Restated
                                                        Certificate of
Incorporation clearly states its applicability to federal securities laws, or tell us how you will inform
investors in future filings.
 P. Jeffrey Leck
Mallard Acquisition Corp.
August 4, 2020
Page 2
Description of Securities, page 101

2. We note your response to comment 2 of our letter dated April 14, 2020. Please remove the reference to the $5.75 per half share exercise price.
       You may contact Ernest Green, Staff Accountant, at (202) 551-3733 or Kevin Stertzel,
Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



                                                          Sincerely,
FirstName LastNameP. Jeffrey Leck
                                                          Division of
Corporation Finance
Comapany NameMallard Acquisition Corp.
                                                          Office of
Manufacturing
August 4, 2020 Page 2
cc:       Stuart Neuhauser
FirstName LastName